UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    ---------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)

                       STARTECH ENVIRONMENTAL CORPORATION
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    855906103
                                 (CUSIP Number)

                               ROBERT J. WILDEMAN
                        NORTHSHORE ASSET MANAGEMENT, LLC
                            208 SOUTH LASALLE STREET
                                   SUITE 1201
                                CHICAGO, IL 60604
                                 (312) 267-6700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 AUGUST 27, 2004
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

-----------------------------                       ----------------------------
CUSIP NO. 855906103                    13D                    PAGE 2 of 13 PAGES
-----------------------------                       ----------------------------

-------  -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Northshore Asset Management, LLC
-------  -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                       (b) |_|
-------  -----------------------------------------------------------------------
3        SEC USE ONLY

-------  -----------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO - Investment Funds
-------  -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    |_|

-------  -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------     ------- ------------------------------------
                                    7       SOLE VOTING POWER

                                            0
      NUMBER OF                     ------- ------------------------------------
      SHARES                        8       SHARED VOTING POWER
      BENEFICIALLY
      OWNED BY                              4,806,391 (1)
      EACH                          ------- ------------------------------------
      REPORTING                     9       SOLE DISPOSITIVE POWER
      PERSON WITH
                                            0
                                    ------- ------------------------------------
                                    10      SHARED DISPOSITIVE POWER

                                            4,806,391 (1)
-------  -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,806,391
-------  -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    |_|

-------  -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         27.5%
-------  -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO (Limited Liability Company)
-------  -----------------------------------------------------------------------

(1) See Item 5 herein.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                       ----------------------------
CUSIP NO. 855906103                    13D                    PAGE 3 of 13 PAGES
-----------------------------                       ----------------------------

-------  -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Astor Fund, LLC
-------  -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                       (b) |_|
-------  -----------------------------------------------------------------------
3        SEC USE ONLY

-------  -----------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
-------  -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    |_|

-------  -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------     ------- ------------------------------------
                                    7       SOLE VOTING POWER

                                            0
      NUMBER OF                     ------- ------------------------------------
      SHARES                        8       SHARED VOTING POWER
      BENEFICIALLY
      OWNED BY                              3,558,347 (2)
      EACH                          ------- ------------------------------------
      REPORTING                     9       SOLE DISPOSITIVE POWER
      PERSON WITH
                                            0
                                    ------- ------------------------------------
                                    10      SHARED DISPOSITIVE POWER

                                            3,558,347 (2)
-------  -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,558,347
-------  -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    |_|

-------  -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20.3%
-------  -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO (Limited Liability Company)
-------  -----------------------------------------------------------------------

(2) See Item 5 herein.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                       ----------------------------
CUSIP NO. 855906103                    13D                    PAGE 4 of 13 PAGES
-----------------------------                       ----------------------------

-------  -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         NSCT, LLC
-------  -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                       (b) |_|
-------  -----------------------------------------------------------------------
3        SEC USE ONLY

-------  -----------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
-------  -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    |_|

-------  -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Connecticut
-------------------------------     ------- ------------------------------------
                                    7       SOLE VOTING POWER

                                            0
      NUMBER OF                     ------- ------------------------------------
      SHARES                        8       SHARED VOTING POWER
      BENEFICIALLY
      OWNED BY                              1,000,000 (3)
      EACH                          ------- ------------------------------------
      REPORTING                     9       SOLE DISPOSITIVE POWER
      PERSON WITH
                                            0
                                    ------- ------------------------------------
                                    10      SHARED DISPOSITIVE POWER

                                            1,000,000 (3)
-------  -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,000,000
-------  -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    |_|

-------  -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.7%
-------  -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO (Limited Liability Company)
-------  -----------------------------------------------------------------------

(3) See Item 5 herein.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                       ----------------------------
CUSIP NO. 855906103                    13D                    PAGE 5 of 13 PAGES
-----------------------------                       ----------------------------

-------  -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Circle Trust Company
-------  -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                       (b) |_|
-------  -----------------------------------------------------------------------
3        SEC USE ONLY

-------  -----------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
-------  -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    |_|

-------  -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Connecticut
-------------------------------     ------- ------------------------------------
                                    7       SOLE VOTING POWER

                                            0
      NUMBER OF                     ------- ------------------------------------
      SHARES                        8       SHARED VOTING POWER
      BENEFICIALLY
      OWNED BY                              1,000,000 (4)
      EACH                          ------- ------------------------------------
      REPORTING                     9       SOLE DISPOSITIVE POWER
      PERSON WITH
                                            0
                                    ------- ------------------------------------
                                    10      SHARED DISPOSITIVE POWER

                                            1,000,000 (4)
-------  -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,000,000
-------  -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    |_|

-------  -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.7%
-------  -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO (Limited Purpose Trust Company)
-------  -----------------------------------------------------------------------

(4) See Item 5 herein.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                      ----------------------------
  CUSIP NO. 855906103                   13D                   PAGE 6 of 13 PAGES
------------------------------                      ----------------------------


ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 2 to Schedule 13D relates to shares of common stock, no par value (the "Common Stock"), of Startech Environmental Corporation, a Colorado corporation (the "Issuer"). This Amendment No. 2 supplementally amends the initial statement on Schedule 13D, filed with the Commission on July 28, 2003, as amended by that certain Amendment No. 1 filed with the Commission on July 28, 2004. The address of the principal executive offices of Startech Environmental Corporation is 15 Old Danbury Road, Suite 203, Wilton, CT, 06897.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed on behalf of Northshore Asset Management, LLC ("Northshore"), Astor Fund, LLC ("Astor"), NSCT, LLC ("NSCT") and Circle Trust Company ("Circle Trust," and together with Northshore, Astor and NSCT, the "Reporting Persons").

         Northshore is a Delaware limited liability company with its principal address at 208 South LaSalle Street, Suite 1201, Chicago, Illinois 60604. The principal business of Northshore is acting as investment manager to various funds, including Astor. Northshore is beneficially owned by Robert J. Wildeman, Kevin O. Kelley and Glenn A. Sherman. Northshore is managed by a Board of Managers comprised of Messrs. Wildeman, Kelley and Sherman.

         Astor is a Delaware limited liability company with its principal address at 208 South LaSalle Street, Suite 1201, Chicago, Illinois 60604. The principal business of Astor is investment in securities. Astor is beneficially owned by Messrs. Wildeman, Kelley and Sherman. Astor is managed by Northshore.

         NSCT is a Connecticut limited liability company with its principal address at 1 Thorndal Circle, Darien, CT 06820. The principal business of NSCT is investing in Circle Trust. NSCT is beneficially owned by Messrs. Wildeman, Kelley and Sherman.

         Circle Trust is a Connecticut state-chartered limited purpose trust company with its principal address at Metro Center, One Station Place, Suite 30, Stamford, CT, 06902. The principal business of Circle Trust is functioning as a limited purpose trust company. NSCT beneficially owns approximately 86% of Circle Trust. The directors of Circle Trust are Mr. Wildeman and J. Douglas Graham. The executive officers of Circle Trust are J. Douglas Graham, Chief Executive Officer, and Mitchell E. Appel, Chief Financial Officer.

------------------------------                      ----------------------------
  CUSIP NO. 855906103                   13D                   PAGE 7 of 13 PAGES
------------------------------                      ----------------------------


         Robert J. Wildeman's business address is c/o Northshore Asset Management, LLC, 208 South LaSalle Street, Suite 1201, Chicago, Illinois 60604. Mr. Wildeman's principal occupation is serving as a general managing partner of Northshore.

         Kevin O. Kelley's business address is c/o Northshore Asset Management, LLC, 208 South LaSalle Street, Suite 1201, Chicago, Illinois 60604. Mr. Kelley's principal occupation is serving as a general managing partner of Northshore.

         Glenn A. Sherman's business address is c/o Northshore Asset Management, LLC, 208 South LaSalle Street, Suite 1201, Chicago, Illinois 60604. Mr. Sherman's principal occupation is serving as a general managing partner of Northshore.

         J. Douglas Graham's business address is c/o Circle Trust Company, Metro Center, One Station Place, Suite 30, Stamford, CT, 06902. Mr. Graham's principal occupation is serving as Chief Executive Officer of Circle Trust.

         Mitchell E. Appel's business address is c/o Circle Trust Company, Metro Center, One Station Place, Suite 30, Stamford, CT, 06902. Mr. Appel's principal occupation is serving as Chief Financial Officer of Circle Trust.

         During the past five years, none of the Reporting Persons or other persons listed above in this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

------------------------------                      ----------------------------
  CUSIP NO. 855906103                   13D                   PAGE 8 of 13 PAGES
------------------------------                      ----------------------------


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On August 27, 2004, Northshore contributed 1,000,000 shares of Common Stock that Northshore held for the benefit of NSCT to the capital of Circle Trust.

ITEM 4.  PURPOSE OF TRANSACTION.

         NSCT beneficially owns approximately 86% of Circle Trust. The Common Stock was contributed to Circle Trust for the purpose of meeting capital requirements applicable to Circle Trust. Circle Trust is a state-chartered limited purpose trust company.

         Except to the extent that the foregoing or the matters discussed in
Item 6 below may be deemed a plan or proposal, none of the Reporting Persons have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

         The Reporting Persons reserve the right to change their intentions with respect to all matters referred to in this Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Northshore may be deemed to beneficially own 4,806,391 shares of Common Stock, which constitutes approximately 27.46% of the outstanding shares of Common Stock (based on 17,497,944 shares of Common Stock outstanding as of June 2, 2004, according to the Issuer's most recent 10-Q filed June 2, 2004) due to the following: (i) 3,558,347 shares of Common Stock held by Northshore for the account of Astor, (ii) 1,000,000 shares of Common Stock held by Circle Trust, and (iii) 248,044 shares of Common Stock held by Ardent Research Partners, L.P. and Ardent Research Partners, Ltd., investment funds that are managed by Saldutti Capital Management, L.P., which is owned by Northshore.

         Astor may be deemed to beneficially own 3,558,347 shares of Common Stock held for its account by Northshore, which constitutes approximately 20.34% of the outstanding shares of Common Stock (based on 17,497,944 shares of Common Stock outstanding as of June 2, 2004, according to the Issuer's most recent 10-Q filed June 2, 2004).

------------------------------                      ----------------------------
  CUSIP NO. 855906103                   13D                   PAGE 9 of 13 PAGES
------------------------------                      ----------------------------


         NSCT, LLC may be deemed to beneficially own 1,000,000 shares of Common Stock, which constitutes approximately 5.71% of the outstanding shares of Common Stock (based on 17,497,944 shares of Common Stock outstanding as of June 2, 2004, according to the Issuer's most recent 10-Q filed June 2, 2004) due to the 1,000,000 shares of Common Stock held by Circle Trust.

         Circle Trust may be deemed to beneficially own 1,000,000 shares of Common Stock, which constitutes approximately 5.71% of the outstanding shares of Common Stock (based on 17,497,944 shares of Common Stock outstanding as of June 2, 2004, according to the Issuer's most recent 10-Q filed June 2, 2004).

         (b) Northshore may be deemed to have shared power to direct the voting and disposition of 4,806,391 shares held for the accounts of Astor, Circle Trust, Ardent Research Partners, L.P. and Ardent Research Partners, Ltd.

         Astor may be deemed to have shared power to direct the voting and disposition of 3,558,347 shares of Common Stock held for its own account.

         NSCT may be deemed to have shared power to direct the voting and disposition of 1,000,000 shares of Common Stock held for the account of Circle Trust.

         Circle Trust may be deemed to have shared power to direct the voting and disposition of 1,000,000 shares of Common Stock held for its own account.

         (c) On August 27, 2004, Northshore contributed 1,000,000 shares of Common Stock that Northshore held for the benefit of NSCT to the capital of Circle Trust. NSCT beneficially owns approximately 86% of Circle Trust. The Common Stock was contributed to Circle Trust for the purpose of meeting capital requirements applicable to Circle Trust. Circle Trust is a state-chartered limited purpose trust company.

         (d) Not applicable.

         (e) Not applicable.

------------------------------                      ----------------------------
  CUSIP NO. 855906103                   13D                  PAGE 10 of 13 PAGES
------------------------------                      ----------------------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On July 18, 2003, Northshore and the Issuer entered into a Stock Purchase and Registration Rights Agreement (the "Stock Purchase Agreement"), pursuant to which, among other things, Northshore purchased 2,133,333 shares of Common Stock from the Issuer in consideration for $1.6 million in cash.

         On July 22, 2003, Northshore and the Issuer entered into another Stock Purchase Agreement (the "Second Stock Purchase Agreement," together with the Stock Purchase Agreement, the "Stock Purchase Agreements"), pursuant to which, among other things, the Issuer agreed: (i) to sell to Northshore 1,866,667 shares of Common Stock for $1.4 million on or about July 23, 2003; (ii) to sell to Northshore 1,333,333 shares of Common Stock for $1.0 million on or about July 25, 2003; and (iii) to sell up to an additional $1.0 million of Common Stock to Northshore, at the sole option of Northshore, on or about August 15, 2003, at a price per share equal to a 25% discount from the average closing price of the Common Stock during the 30 consecutive trading days prior to the date of such closing. On July 23, 2003 and October 17, 2003, respectively, Northshore purchased 1,866,667 and 558,347 shares of Common Stock from the Issuer pursuant to the Second Stock Purchase Agreement. Northshore believes that it is no longer obligated to purchase shares of Common Stock pursuant to the Stock Purchase Agreements.

         The following are certain material provisions of the Stock Purchase Agreement and the Second Stock Purchase Agreement:

         Registration Rights. The Stock Purchase Agreement grants the holders of the Common Stock demand registration rights with respect to the shares of Common Stock, subject to certain volume limitations and underwriter's cutbacks as provided therein. In addition, the holders of the Common Stock are also granted piggyback registration rights subject to certain volume limitations provided therein.

         Resignation of Directors. Pursuant to the terms of the Stock Purchase Agreement, prior to the closing, each of Joseph S. Klimek, Kevin M. Black, Brendan J. Kennedy, Richard M. Messina, John E. Joyner and Thomas Atkins submitted their resignation from the Board of Directors of the Issuer. At the Closing, as defined therein, or a soon as practicable thereafter under applicable laws, Joseph F. Longo, as the sole remaining member of the Board of Directors, agreed to appoint each of Peter H. Shipman, Henry G. Ciocca, Kenneth
J. Slepicka and Douglas R. Ballew to fill the vacancies created on the Board of Directors, to serve until their respective successors are duly elected and qualified or their respective earlier resignation or removal. Kenneth J. Slepicka is Senior Portfolio Manager of Northshore. Douglas R. Ballew is Chief Financial Officer of Northshore.

------------------------------                      ----------------------------
  CUSIP NO. 855906103                   13D                  PAGE 11 of 13 PAGES
------------------------------                      ----------------------------


         The foregoing description of the Stock Purchase Agreement and the Second Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Stock Purchase Agreement and Second Stock Purchase Agreement (attached as Exhibits 1 and 2, respectively, to Northshore's initial statement on Schedule 13D), which is incorporated herein by reference.

         Except as described above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits to this statement:

(a)      Joint Filing Agreement

------------------------------                      ----------------------------
  CUSIP NO. 855906103                   13D                  PAGE 12 of 13 PAGES
------------------------------                      ----------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

September 3, 2004

                                          NORTHSHORE ASSET MANAGEMENT, LLC

                                          By: /s/ Glenn A. Sherman
                                          ------------------------------------
                                          Name:  Glenn A. Sherman
                                          Title: General Managing Partner

                                          ASTOR FUND, LLC

                                          By: /s/ Robert J. Wildeman
                                          ------------------------------------
                                          Name:  Robert J. Wildeman
                                          Title: COO

                                          NSCT, LLC

                                          By: /s/ Kevin O. Kelley
                                          ------------------------------------
                                          Name:  Kevin O. Kelley
                                          Title: Manager

                                          CIRCLE TRUST COMPANY

                                          By: /s/ J. Douglas Graham
                                          ------------------------------------
                                          Name:  J. Douglas Graham
                                          Title: Chief Executive Officer

------------------------------                      ----------------------------
  CUSIP NO. 855906103                   13D                  PAGE 13 of 13 PAGES
------------------------------                      ----------------------------


                                                                       EXHIBIT 1
                                                                  --------------

                                    AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D (or any amendment thereof) need be filed on their behalf with respect to the beneficial ownership of any equity securities of Startech Environmental Corporation or any subsequent acquisitions or dispositions of equity securities of Startech Environmental Corporation by any of the undersigned.

Dated:  September 3, 2004

                                          NORTHSHORE ASSET MANAGEMENT, LLC

                                          By: /s/ Glenn A. Sherman
                                          ------------------------------------
                                          Name:  Glenn A. Sherman
                                          Title:    General Managing Partner

                                          ASTOR FUND, LLC

                                          By: /s/ Robert J. Wildeman
                                          ------------------------------------
                                          Name:  Robert J. Wildeman
                                          Title:    COO

                                          NSCT, LLC

                                          By: /s/ Kevin O. Kelley
                                          ------------------------------------
                                          Name:  Kevin O. Kelley
                                          Title:    Manager

                                          CIRCLE TRUST COMPANY

                                          By: /s/ J. Douglas Graham
                                          ------------------------------------
                                          Name:  J. Douglas Graham
                                          Title:    Chief Executive Officer